Exhibit 99.36

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604)669-3877

PRESS RELEASE

August 5, 2004	Trading Symbol: CPC (TSX Venture)

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

CHAP MERCANTILE CLOSES $70 MILLION FINANCING

FOR SILVER WHEATON TRANSACTION

Vancouver, British Columbia: August 5, 2004 – Wheaton River Minerals Ltd. (“Wheaton”) (TSX: WRM; AMEX: WHT) and Chap Mercantile Inc. (“Chap” or “Silver Wheaton”) (TSXV: CPC) are pleased to announce the closing of the previously announced private placement of 175 million subscription receipts by Chap at a price of Cdn$0.40 per subscription receipt for aggregate gross proceeds to Chap of Cdn$70 million. The offering was increased from a maximum of Cdn$50 million to Cdn$70 million to facilitate excess demand and provide Silver Wheaton with future capital for its stated acquisition strategy and for general corporate purposes. The private placement financing was arranged by a syndicate of investment dealers led by GMP Securities Ltd. which included Canaccord Capital Corporation, Fort House Inc., Research Capital Corporation, Salman Partners Inc., Scotia Capital Inc., Sprott Securities Inc. and Woodstone Capital Inc.

Each subscription receipt will entitle the holder to acquire one common share and one-half of one common share purchase warrant of Chap, without payment of additional consideration. Each whole warrant will be exercisable for one common share of Chap at a price of Cdn$0.80 for a period of five years following the closing date. These securities are all subject to a hold period which expires on December 6, 2004.

The gross proceeds from the private placement will be held in escrow pending the completion of the previously announced purchase by Chap of 100% of the silver produced by Luismin’s mining operations in Mexico. Cdn$46 million will be used to fund the upfront payment payable by Chap in connection with the Silver Wheaton transaction and the balance of the net proceeds of approximately Cdn$19 million will be used by Chap to pursue acquisitions and for general corporate purposes. Closing of the Silver Wheaton transaction is subject to execution of definitive agreements, approval by shareholders of Chap and receipt of all regulatory approvals and third-party consents.

Commissions and fees totaling 6% of the gross proceeds from the private placement will be paid to the agents upon release of the gross proceeds from escrow.

Following the completion of the Silver Wheaton transaction, Silver Wheaton will have approximately 724 million common shares outstanding of which approximately 75% will be held by Wheaton.

In conjunction with the closing of the private placement, Chap has moved from the NEX to Tier 2 of the TSX Venture Exchange.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver or copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Chap or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F of Wheaton as on file with the Securities and Exchange Commission in Washington, D.C. Although Chap and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Wheaton River Minerals Ltd.:

Ian Telfer

Chairman and Chief Executive Officer

Tel.: (604) 696-3000

Julia Hasiwar

Manager, Investor Relations

Toll Free: 1-800-567-6223

Chap Mercantile Inc.:

Geir Liland

President

Tel.: (604) 669-1302